Exhibit 99.2

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

NEWS

RiT CENTERMIND DCIM SOLUTION CENTRALIZES MANAGEMENT OF NETWORK
AND INFRASTRUCTURE DATA CENTER ASSETS

New DCIM solution set to slash costs, reduce downtime and automate laborious provisioning, network planning, implementation and operational tasks

Tel Aviv, Israel – January 17, 2012 – RiT Technologies (NASDAQ: RITT) today launched the RiT CenterMind™ Solution, a new approach to data center infrastructure management (DCIM), which enables data center managers to optimize performance through a real-time consolidated view of data center IT assets, connectivity, power and environmental conditions.

The RiT CenterMind Solution presents a major shift in the DCIM sector. Through a single solution, it monitors and manages the high volume and array of information in today’s resource-hungry data centers. With thousands of discrete sensors and control points to be monitored and increasing pressure for higher server density, energy efficiency and more capacity, data center managers need a  comprehensive, integrated DCIM approach to deliver the service levels their customers demand.

The RiT CenterMind Solution combines environment, power, connectivity and security management, so eliminating the need for complex and costly integration. In addition, by automating laborious provisioning and network planning, data center managers can increase efficiency, reduce downtime and improve service.

Each module of the RiT CenterMind Solution offers class-leading features and combined, they form a comprehensive DCIM approach through four core components:

•	CenterMind management software

•	CenterMind G+ to optimize environment conditions

•	CenterMind P+ for improved power consumption monitoring and control

•	PatchView™, the market-leading intelligent infrastructure management hardware to increase utilization of networked assets.

Information from each module feeds into the RiT CenterMind management software to enable proactive operations management across the entire data center. The software provides clear, actionable information from the mass of data available about connectivity, services, capacity, security, power and environmental conditions.

RiT Technologies first introduced the data center industry to the concept of intelligent connectivity management, and has now entered the DCIM sector with a single platform, giving an online, real-time, centralized and intuitive view of all data center assets wherever they are located – whether in the next building or around the world.

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

Ben Carmi, VP of Product Management and Business Development of RiT Technologies commented: “Already working in many organizations across the world, RiT has incorporated years of experience in control, security and management into the RiT CenterMind Solution. We are the market leaders in the intelligent infrastructure management sector and with RiT CenterMind Solution, we are bringing a new level of control, efficiency, agility and security to the mission-critical data center.”

RiT CenterMind Solution is designed to deliver a clear and measurable ROI, with benefits including:

o	Improved data center management through centralized command and control of all infrastructure elements

o	Enhanced agility, enabling the data center to keep pace with dynamic business developments

o
Enhanced planning capabilities due to the improved visibility of current data and sophisticated tools for predicting future usage; this enables the data center to do more with less, resulting in a significant savings of CAPEX

o	Providing a centralized up-to-date and reliable data source, which reduces OPEX by eliminating the need for physical audits before performing changes in the data center

o	Full visibility of existing IT and infrastructure assets – what they are and where they are located

o	Optimized power consumption and an improved environmental profile

o	Enhanced troubleshooting capabilities through real-time connectivity status and alerting systems

o	Dramatically reduced risk of human error

Available immediately, full details of RiT CenterMind Solution are on RiT’s new website at http://www.rittech.com

About RiT Technologies
RiT is a leading provider of comprehensive management solutions for today’s mission-critical data centers and communication rooms. Through the deployment of RiT’s integrated DCIM (data center infrastructure management), IIM (intelligent infrastructure management), SMART Cabling™ and EPV™ real-time infrastructure management solutions, companies enhance both CAPEX and OPEX by increasing efficiency and improving automated processes. RiT's field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world. RiT’s shares are traded on the Nasdaq exchange under the symbol RITT. www.rittech.com

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For example, when we discuss a field trial which could lead to a multi-million dollar Carrier deal, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Ben Carmi
VP Product Management & Business Development
+972-77-270-7240
ben.carmi@rittech.com